EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Phoenix Companies, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333‑128256, 333-122701, 333-75346, 333-159986) on Forms S-8 of The Phoenix Companies, Inc. (the Company) of our reports dated March 15, 2016, with respect to the consolidated balance sheet of The Phoenix Companies, Inc. as of December 31, 2015, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of The Phoenix Companies, Inc.

Our report dated March 15, 2016, on the effectiveness of internal control over financial reporting as of December 31, 2015, expresses our opinion that The Phoenix Companies, Inc. did not maintain effective internal control over financial reporting as of December 31, 2015 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weaknesses in the financial reporting process related to the communication of information relevant to, and the formal documentation of the Company’s accounting policies, ineffective controls over the actuarial process, and ineffective controls over certain investment processes have been identified and included in management’s assessment.

/s/ KPMG LLP

Hartford, Connecticut
March 15, 2016